
     EXHIBIT 11 - COMPUTATION OF PER SHARE EARNINGS

     EDISON BROTHERS STORES, INC.
       AND SUBSIDIARIES

                                              1995          1994        1993
                                                                     (restated)

    Income (Loss) from continuing
       operations                          $(222,042)   $   20,470   $  20,880

     Preferred stock dividends                    (2)          (10)        (26)
     Net income (Loss) applicable to
       common stock                        $(222,044)   $   20,460   $  20,854

     SIMPLE AND PRIMARY
      Weighted average shares
        outstanding                           22,070        22,007      21,998
      Net effect of dilutive stock
        options - based on the
        treasury method                            0            90         206
         TOTAL                                22,070        22,097      22,204

       Per common share amounts:
         Simple Net Income (Loss)
         applicable to common stock        $  (10.06)   $      .93   $     .95


       Per common share amounts:
         Primary Net Income (Loss)
         applicable to common stock        $  (10.06)   $      .93   $     .94

     FULLY DILUTED
       Weighted average shares
         outstanding                          22,070        22,007      21,998
       Net effect of dilutive stock
         options - based on the
         treasury method                          10           120          225
          TOTAL                               22,080        22,127      22,223

       Per common share amounts:
         Fully diluted Net Income
           (Loss) applicable to
           common stock                    $  (10.06)    $     .92    $    .94

